As filed with the Securities and Exchange Commission on January 22, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Managed Municipals Fund Inc.

(Name of Subject Company (issuer))

Western Asset Managed Municipals Fund Inc.

(Name of Filing Person (offeror))

Municipal Auction Rate Cumulative Preferred Stock, Series M, Series T, Series W, Series TH and Series F, Par Value

$0.001 Per Share

(Title of Class of Securities)

95766M204

95766M303

95766M402

95766M501

95766M600

(CUSIP Number of Class of Securities)

Robert I. Frenkel

Secretary and Chief Legal Officer

Western Asset Managed Municipals Fund Inc.

100 First Stamford Place, 6th Floor

Stamford, Connecticut 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$225,000,000(a)	$26,145(b)

(a)	Calculated as the aggregate maximum purchase price to be paid for 10,000 shares in the offer, based upon a price of 90% of the liquidation preference of $25,000 per share (or $22,500 per share).
(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

ITEMS 1 THROUGH 9 AND ITEM 11

This Issuer Tender Offer Statement on Schedule TO relates to an offer by Western Asset Managed Municipals Fund Inc., a Maryland corporation (the “Fund”), to purchase for cash up to 100% of the Fund’s outstanding shares of Municipal Auction Rate Cumulative Preferred Stock, Series M, Series T, Series W, Series TH and Series F, par value $0.001 per share (the “Preferred Stock”), at 90% of the liquidation preference of $25,000 per share (or $22,500 per share), plus any unpaid dividends accrued through the termination date of this tender offer, upon the terms and subject to the conditions contained in the Offer to Purchase dated January 22, 2015 and the related Letter of Transmittal which are filed as exhibits to this Schedule TO. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

(a) The information set forth in the Offer to Purchase under Section 8 (“Selected Financial Information”) is incorporated herein by reference.

(b) Not applicable.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated January 22, 2015.

(a)(1)(ii)	Form of Letter of Transmittal.

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	Form of Notice of Withdrawal.

(a)(2)	None.

(a)(3)	Not Applicable.

(a)(4)	Not Applicable.

(a)(5)	Press Release issued on January 22, 2015.

(b)	None.

(d)	None.

(e)	None.

(g)	None.

(h)	None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET MANAGED MUNICIPALS FUND INC.

By:	/s/ Kenneth D. Fuller
	Name:	Kenneth D. Fuller
	Title:	Chairman, President and Chief Executive Officer

Dated: January 22, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated January 22, 2015

(a)(1)(ii)	Form of Letter of Transmittal

(a)(1)(iii)	Form of Notice of Guaranteed Delivery

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(1)(vi)	Form of Notice of Withdrawal

(a)(5)	Press Release issued on January 22, 2015